UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February

Commission File Number: 001-39822

Pharming Group N.V.
(Exact Name of Registrant as Specified in Its Charter)

Darwinweg 24
2333 CR Leiden
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Pharming Group N.V., or the Company, dated February 20, 2025

EXHIBIT INDEX

Exhibit No.	Description

99.1	Pharming Technologies B.V. increases its ownership in Abliva AB (publ) to 92.70 percent

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharming Group N.V.

By:	/s/ Sijmen de Vries

	Name:	Sijmen de Vries
	Title:	CEO

Date: February 20, 2025

This press release is not an offer, whether directly or indirectly, in Australia, Canada, Hong Kong, Japan, New Zealand or South Africa or in any other jurisdiction where such offer pursuant to legislation and regulations in such relevant jurisdiction would be prohibited by applicable law. Shareholders not resident in Sweden who wish to accept the Offer (as defined below) must make inquiries concerning applicable legislation and possible tax consequences. Shareholders should refer to the offer restrictions included in the section titled “Important information” at the end of this press release and in the offer document published on the transaction website (www.raredisease-offer.com). Shareholders in the United States should also refer to the section titled “Special notice to shareholders in the United States” at the end of this press release.
Pharming Technologies B.V. increases its ownership in Abliva AB (publ) to 92.70 percent

Leiden, the Netherlands, February 20, 2025: On December 15, 2024, Pharming Technologies B.V. (“Pharming”), a wholly-owned subsidiary of Pharming Group N.V., announced a recommended cash offer to the shareholders of Abliva AB (publ) (“Abliva”) to tender all their shares in Abliva to Pharming at a price of SEK 0.45 in cash per share (the “Offer”). An offer document relating to the Offer was published on January 15, 2025. On February 7, 2025, Pharming declared the Offer unconditional and announced that it would complete the Offer. Further, Pharming extended the acceptance period for the Offer until February 20, 2025.

At the end of the initial acceptance period of the Offer on February 7, 2025, the Offer had been accepted by shareholders representing a total of 1,413,841,472 shares, corresponding to approximately 87.71 percent of the total number of shares and votes in Abliva.1

The number of shares tendered in the Offer during the extended acceptance period amounts to 47,327,703 shares, corresponding to approximately 2.94 percent of the total number of shares and votes in Abliva. In addition, Pharming has, since the announcement of the outcome of the Offer on February 7, 2025, acquired a total of 33,012,450 shares in Abliva outside the Offer, corresponding to approximately 2.05 percent of the total number of shares and votes in Abliva. No shares have been acquired at a price exceeding the price per share in the Offer.

As a result, Pharming controls in total 1,494,181,625 shares and votes in Abliva, corresponding to approximately 92.70 percent of the total number of shares and votes in Abliva.

To enable the remaining shareholders of Abliva who have not tendered their shares to accept the Offer, Pharming has decided to extend the acceptance period until March 6, 2025, at 15:00 CET. Settlement for shares tendered in the Offer during the extended acceptance period is expected to commence on or around March 12, 2025. For the avoidance of doubt, no action is required from shareholders who have previously tendered their shares in the Offer.

Pharming now intends to initiate a compulsory acquisition procedure in respect of the remaining shares in Abliva under the Swedish Companies Act (Sw. aktiebolagslagen (2005:551)). In connection therewith, Pharming will act in furtherance of a delisting of the Abliva shares from Nasdaq Stockholm.

1 Based on 1,611,884,536 issued shares in Abliva.

Advisors
Van Lanschot Kempen N.V. is sole financial advisor and NautaDutilh N.V. and Mannheimer Swartling Advokatbyrå are legal advisors to Pharming in connection with the Offer.

For further information, please contact:
Pharming Group, Leiden, the Netherlands
Michael Levitan, VP Investor Relations & Corporate Communications
T: +1 (908) 705 1696
E: investor@pharming.com

FTI Consulting, London, UK
Victoria Foster Mitchell/Alex Shaw/Amy Byrne
T: +44 203 727 1000

LifeSpring Life Sciences Communication, Amsterdam, the Netherlands
Leon Melens
T: +31 6 53 81 64 27
E: pharming@lifespring.nl

Abliva investors
Leo Wei
T: +46 (0)709 910 081
E: pharming@fogelpartners.se

Information about the Offer is available at:
www.raredisease-offer.com

The information was submitted for publication on February 20, 2025, 22:00 CET.
This press release relates to the disclosure of information that qualifies, or may have qualified, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

About Pharming Group N.V.
Pharming Group N.V. (EURONEXT Amsterdam: PHARM/Nasdaq: PHAR) is a global biopharmaceutical company dedicated to transforming the lives of patients with rare, debilitating, and life-threatening diseases. Pharming is commercializing and developing an innovative portfolio of protein replacement therapies and precision medicines, including small molecules and biologics. Pharming is headquartered in Leiden, the Netherlands, and has employees around the globe who serve patients in over 30 markets in North America, Europe, the Middle East, Africa, and Asia-Pacific.

For more information, visit www.pharming.com and find us on LinkedIn.

Important information
This press release has been published in Swedish and English. In the event of any discrepancy in content between the two language versions, the Swedish version shall prevail.

The Offer is not being made, directly or indirectly, in or into Australia, Canada, Hong Kong, Japan, New Zealand or South Africa by use of mail or any other communication means or instrumentality (including, without limitation, facsimile transmission, electronic mail, telex, telephone and the Internet) of interstate or foreign commerce, or of any facility of national securities exchange or other trading venue, of Australia, Canada, Hong Kong, Japan, New Zealand or South Africa, and the Offer cannot be accepted by any such use or by such means, instrumentality or facility of, in or from, Australia, Canada, Hong Kong, Japan, New Zealand or South Africa. Accordingly, this press release or any documentation relating to the Offer are not being and should not be sent, mailed or otherwise distributed or forwarded in or into Australia, Canada, Hong Kong, Japan, New Zealand or South Africa.

This press release is not being, and must not be, sent to shareholders with registered addresses in Australia, Canada, Hong Kong, Japan, New Zealand or South Africa. Banks, brokers, dealers and other nominees holding shares for persons in Australia, Canada, Hong Kong, Japan, New Zealand or South Africa must not forward this press release or any other document received in connection with the Offer to such persons.

The Offer, the information and documents contained in this press release are not being made and have not been approved by an authorized person for the purposes of section 21 of the UK Financial Services and Markets Act 2000 (the “FSMA”). Accordingly, the information and documents contained in this press release are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of the information and documents contained in this press release is exempt from the restriction on financial promotions under section 21 of the FSMA on the basis that it is a communication by or on behalf of a body corporate which relates to a transaction to acquire day to day control of the affairs of a body corporate; or to acquire 50 percent or more of the voting shares in a body corporate, within article 62 of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2005.

Statements in this press release relating to future status or circumstances, including statements regarding future performance, growth and other trend projections and other benefits of the Offer, are forward-looking statements. These statements may generally, but not always, be identified by the use of words such as “anticipates”, “intends”, “expects”, “believes”, or similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of Pharming. Any such forward-looking statements speak only as of the date on which they are made and Pharming has no obligation (and undertakes no such obligation) to update or revise any of them, whether as a result of new information, future events or otherwise, except for in accordance with applicable laws and regulations.

Special notice to shareholders in the United States

The Offer described in this press release is made for the issued and outstanding shares of Abliva, a company incorporated under Swedish law, and is subject to Swedish disclosure and procedural requirements, which may be different from those of the United States. The Offer is made in the United States pursuant to Section 14(e) of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) and Regulation 14E thereunder, to the extent applicable, and otherwise in compliance with the disclosure and procedural requirements of Swedish law, including with respect to withdrawal rights, the Offer timetable, notices of extensions, announcements of results, settlement procedures (including as regards to the time when payment of the consideration is rendered) and waivers of conditions, which may be different from requirements or customary practices in relation to U.S. domestic tender offers. Holders of the shares of Abliva domiciled in the United States (the “U.S. Holders”) are encouraged to consult with their own advisors regarding the Offer.

Abliva’s financial statements and all financial information included herein, or any other documents relating to the Offer, have been or will be prepared in accordance with IFRS and may not be comparable to the financial statements or financial information of companies in the United States or other companies whose financial statements are prepared in accordance with U.S. generally accepted accounting principles. The Offer is made to the U.S. Holders on the same terms and conditions as those made to all other shareholders of Abliva to whom an offer is made. Any information documents, including the offer document, are being disseminated to U.S. Holders on a basis comparable to the method pursuant to which such documents are provided to Abliva’s other shareholders.

The Offer, which is subject to Swedish law, is being made to the U.S. Holders in accordance with the applicable U.S. securities laws and applicable exemptions thereunder. To the extent the Offer is subject to U.S. securities laws, those laws only apply to U.S. Holders and thus will not give rise to claims on the part of any other person. The U.S. Holders should consider that the price for the Offer is being paid in SEK and that no adjustment will be made based on any changes in the exchange rate.
It may be difficult for Abliva’s shareholders to enforce their rights and any claims they may have arising under the U.S. federal or state securities laws in connection with the Offer, since Abliva and Pharming are headquartered in countries other than the United States, and some or all of their officers and directors may be residents of countries other than the United States. Abliva’s shareholders may not be able to sue Abliva or Pharming or their respective officers or directors in a non-U.S. court for violations of U.S. securities laws. Further, it may be difficult to compel Abliva and/or its or Pharming’s respective affiliates to subject themselves to the jurisdiction or judgment of a U.S. court.

To the extent permissible under applicable law, rules or regulations, Pharming and its affiliates or its brokers and its brokers’ affiliates (acting as agents for Pharming or its affiliates, as applicable) may from time to time and during the pendency of the Offer, and other than pursuant to the Offer, directly or indirectly purchase or arrange to purchase shares of Abliva outside the United States, or any securities that are convertible into, exchangeable for or exercisable for such shares. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices, and information about such purchases will be disclosed by means of a press release or other means reasonably calculated to inform U.S. Holders of such information, to the extent required by applicable law, rules or regulations. In addition, the financial advisors to Pharming may also engage in ordinary course trading activities in securities of Abliva, which may include purchases or arrangements to purchase such securities as long as such purchases or arrangements are in compliance with the applicable law. Any information about such purchases will be announced in Swedish and in a non-binding English translation available to the U.S. Holders through relevant electronic media if, and to the extent, such announcement is required under applicable Swedish or U.S. law, rules or regulations.

The receipt of cash pursuant to the Offer by a U.S. Holder may be a taxable transaction for U.S. federal income tax purposes and under applicable U.S. state and local, as well as foreign and other, tax laws. Each shareholder is urged to consult an independent professional adviser regarding the tax consequences of accepting the Offer. Neither Pharming nor any of its affiliates and their respective directors, officers, employees or agents or any other person acting on their behalf in connection with the Offer shall be responsible for any tax effects or liabilities resulting from acceptance of this Offer.